Exhibit 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled "Caution Concerning Forward-Looking Statements" later in this release.

BCE reports 2016 Q4 and full-year results, announces 2017 financial targets
Common share dividend increased 5.1% to $2.87 per year

  Net earnings increased 29.0% to $699 million; net earnings attributable to common shareholders up 32.5% to $657 million, or $0.75 per common share; adjusted net earnings increased 8.5% to $667 million, driving 5.6% higher adjusted EPS of $0.76
  Cash flow from operating activities of $1,520 million and free cash flow of $923 million contributed to growth in full-year cash flow from operating activities and free cash flow of 5.9% and 7.6%, respectively
  Operating revenue up 1.8% on stronger service revenue growth of 2.3% – best top- line performance since Q3 2015 – driving 2.3% higher BCE adjusted EBITDA and margin expansion in an intensely competitive quarter
  Exceptional wireless results: 112,393 postpaid net additions, up 23.1%; service revenue grew 7.2% on 4.7% higher ARPU; adjusted EBITDA up 5.1%
  Steady broadband customer gain in Q4 with 54,307 IPTV and Internet net additions
  Wireline adjusted EBITDA up 0.9% on 1.8% lower operating costs, generating a 0.6- point margin increase to 40.1%; second consecutive full year of positive adjusted EBITDA growth for Bell Wireline
  Strong Bell Media contribution with revenue growth of 3.6% driving 2.2% higher adjusted EBITDA; Crave TV subscriber growth accelerates in the quarter

MONTRÉAL, February 2, 2017 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the fourth quarter (Q4) and full-year 2016, provided financial guidance targets for 2017, and announced a $0.14 per share, or 5.1%, increase in the BCE annual common share dividend to $2.87.

FINANCIAL HIGHLIGHTS
($ millions except per share amounts) (unaudited)	Q4 2016	Q4 2015	% change	2016	2015	% change
BCE
Operating revenues	5,702	5,603	1.8%	21,719	21,514	1.0%
Net earnings	699	542	29.0%	3,087	2,730	13.1%
Net earnings attributable to common shareholders	657	496	32.5%	2,894	2,526	14.6%
Adjusted net earnings(1)	667	615	8.5%	3,009	2,845	5.8%
Adjusted EBITDA(2)	2,121	2,073	2.3%	8,788	8,551	2.8%
EPS	0.75	0.58	29.3%	3.33	2.98	11.7%
Adjusted EPS(1)	0.76	0.72	5.6%	3.46	3.36	3.0%
Cash flows from operating activities	1,520	1,510	0.7%	6,643	6,274	5.9%
Free cash flow(3)	923	916	0.8%	3,226	2,999	7.6%

“Our Q4 performance was a strong finish to a year in which the Bell team consistently executed our broadband leadership strategy, delivering value for our customers, communities and

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shareholders alike. Bell is a company with momentum, rolling out new fibre and wireless networks that rank with the best in the world and the exclusive innovations in communications and media that Canadians clearly want the most,” said George Cope, President and CEO of BCE and Bell Canada. “Unceasing network and service innovation is key to Bell’s growing leadership in broadband communications, reflected in Q4 with a gain of more than 54,000 Fibe TV and Internet net customer additions, and approximately 240,000 in 2016; more than 112,000 new postpaid wireless customers in the quarter and 315,000 in 2016, increases of 23% and 19% respectively; and the accelerating growth of Bell Media’s CraveTV streaming service.”

“Marketplace success and fast-growing customer usage of Bell’s superior services – including an increase of 41% in total wireless data usage and 31% in broadband Internet compared to Q4 last year – is delivering solid revenue growth. Combined with our team’s disciplined focus on cost efficiency in a competitive marketplace, Bell is delivering ongoing increases in operating profitability, especially in our wireless business which grew service revenue 7.2%, ARPU 4.7%, and adjusted EBITDA 5.1%. Increased free cash flow enables our industry leading investment in Bell’s award-winning LTE wireless and fibre networks and product R&D; our focus on returning value to shareholders with another increase to the BCE common share dividend, the 13th since the end of 2008; and our support for the national community with another record Bell donation for mental health in 2017 thanks to the unprecedented engagement by Canadians in Bell Let’s Talk Day last week.”

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure. This broadband leadership strategy has delivered world-class fibre and wireless LTE networks; continued strong performance across Wireless, TV, Internet and Media growth services; 45 consecutive quarters of uninterrupted year-over-year adjusted EBITDA growth; and 13 increases to the BCE common share dividend since the end of 2008 – a total increase of 97%.

“Again in 2016, BCE achieved all of our financial guidance targets. This consistent performance year after year shows the strength of the business model Bell has built around our 6 Strategic Imperatives, and our unwavering focus on profitable subscriber growth and cost discipline in a highly competitive and dynamic marketplace,” said Glen LeBlanc, Chief Financial Officer of BCE and Bell Canada. “Going into 2017, BCE’s operations and financial foundation are strong. Our healthy balance sheet is underpinned by investment-grade credit metrics and good liquidity, together with a defined benefit pension plan that is very well funded and attractively positioned to benefit from a rising interest rate environment.”

“BCE’s 2017 guidance targets reflect a favourable financial profile for all 3 Bell operating segments, with free cash flow providing a strong and stable foundation for the 5.1% increase in BCE’s common share dividend for 2017 as well as continued significant capital investment that will enable future growth of the business and support our objective to deliver sustainable shareholder returns.”

CRTC approves Bell MTS broadcast distribution licence

In December, the CRTC approved the transfer to Bell of the terrestrial broadcasting licence held by Manitoba Telecom Services Inc., another step in the process to complete BCE’s acquisition of MTS. Expected to close by the end of Q1 2017, the transaction has also been approved by MTS shareholders and the Manitoba courts, and remains subject to approvals by the Competition Bureau and Innovation, Science and Economic Development (ISED).

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BCE common share dividend increased

Today’s dividend announcement is BCE’s 13th increase to its annual common share dividend since Q4 2008, representing a 97% increase. The BCE annualized common share dividend will increase 5.1%, or 14 cents per share, from $2.73 to $2.87 effective with BCE’s Q1 2017 dividend payable on April 15, 2017 to shareholders of record at the close of business on March 15, 2017. This is BCE’s 9th consecutive year of 5% or better dividend growth, while maintaining the dividend payout ratio(3) within the target policy range of 65% to 75% of free cash flow. The higher dividend for 2017 is fully supported by projected growth in free cash flow.

Voluntary pension plan contribution

BCE made a $400 million voluntary pension plan contribution in December 2016, further reinforcing the strong solvency position of its defined benefit (DB) pension plans, reducing the amount of future pension obligations, and effectively positioning BCE to assume the MTS DB pension plan post acquisition. The voluntary contribution to pre-fund future obligations was an efficient use of cash on hand at the end of 2016, favourably impacting BCE’s free cash flow generation in 2017 due to the contribution’s tax deductibility and accelerating the move to a surplus position should interest rates rise.

Bell Let’s Talk Day 2017 sets new records

With new ways for Canadians to engage including Instagram and Snapchat, Bell Let’s Talk Day 2017 was the biggest mental health conversation ever, generating 131,705,010 total texts, calls and social media messages of support on January 25. #BellLetsTalk was again the top Twitter trend in Canada and worldwide, and overall social media engagement on Twitter, Facebook, Snapchat and Instagram more than tripled this year. With Bell donating 5 cents per interaction, participants drove $6,585,250.50 in new Bell funding for mental health programs. Bell’s total commitment to mental health now stands at $86,504,429.05 and will reach at least $100 million in 2020. Bell Let's Talk has supported more than 700 organizations delivering anti-stigma, care, research and workplace mental health initiatives in every region of the country.

BCE RESULTS

BCE operating revenue was up 1.8% in Q4 to $5,702 million, reflecting a 2.3% year-over-year increase in service revenue to $5,169 million driven by solid wireless, residential services and media top-line growth. Product revenue decreased 3.2% to $533 million, the result of aggressive competitor discounting and promotions for mobile handsets and lower wireline product sales to business customers. For full-year 2016, BCE operating revenue increased in line with our guidance target to $21,719 million, or 1.0%, from $21,514 million in 2015 on service revenue growth of 1.7%, while total product revenue decreased 7.2%.

Net earnings increased 29.0% to $699 million from $542 million in Q4 2015, while net earnings attributable to common shareholders totalled $657 million this quarter, or $0.75 per share, up 32.5% and 29.3%, respectively, from $496 million, or $0.58 per share, last year. These year-over-year increases were due to growth in operating revenue that drove higher adjusted EBITDA, as well as decreased severance, acquisition and other costs and lower other expense, partly offset by increased amortization expense and higher income taxes.

Severance, acquisition and other costs were lower this quarter due mainly to higher wireline and media workforce restructuring costs in Q4 2015. Other expense improved as a result of lower year-over-year asset impairment charges related to Bell Media properties. Excluding the impact of severance, acquisition and other costs, net losses on investments, and early debt redemption costs, adjusted net earnings increased 8.5% to $667 million or $0.76 per common share, compared to $615 million or $0.72 per common share in Q4 2015.

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For the full year 2016, net earnings grew 13.1% to $3,087 million from $2,730 million in the previous year, while net earnings attributable to common shareholders were $2,894 million, or $3.33 per share, up 14.6% and 11.7%, respectively, compared to $2,526 million or $2.98 per share in 2015. The increases were the result of solid operating revenue growth and tight cost control that drove higher adjusted EBITDA, lower severance, acquisition and other costs, reduced finance costs that reflected lower interest expense on various Bell Canada debt instruments and lower interest on post-employment benefit obligations, as well as higher other income. This was partly offset by higher amortization expense and higher income taxes. Adjusted net earnings of $3,009 million and adjusted net earnings per share (EPS) of $3.46 in 2016 were up 5.8% and 3.0%, respectively, compared to 2015, reflecting higher adjusted EBITDA across all three Bell operating segments.

BCE’s adjusted EBITDA increased 2.3% to $2,121 million in Q4, driven by year-over-year increases of 5.1% at Bell Wireless, 0.9% at Bell Wireline and 2.2% at Bell Media. BCE’s consolidated Adjusted EBITDA margin(2) was up modestly, increasing to 37.2% this quarter from 37.0% last year, reflecting the flow-through of higher wireless average revenue per user (ARPU)(4), increasing broadband Internet and IPTV scale and lower wireline operating costs. Consistent with our 2016 guidance target range of 2% to 4% growth for the year, BCE’s adjusted EBITDA increased 2.8% to $8,788 million from $8,551 million in 2015.

BCE invested $993 million in new capital in Q4, bringing total capital expenditures for 2016 to $3,771 million, an increase of 4.0% over 2015. This result was consistent with higher planned spending on advanced broadband wireline and wireless infrastructure, and represented a capital intensity(4) ratio (capital expenditures as a percentage of total revenue) for 2016 of 17.4%, in line with our guidance assumption of approximately 17%.

Capital investment was focused on expanding broadband fibre directly to more homes and businesses, including the build-out of Gigabit Fibe infrastructure in Toronto and other urban locations; continued investment in Bell’s leading 4G LTE and LTE Advanced (LTE-A) networks, including the deployment of small-cell technology to optimize coverage, signal quality and data capacity; and increased wireless and Internet network capacity to support subscriber growth and accelerating data usage.

BCE cash flows from operating activities in Q4 were $1,520 million, up from $1,510 million the year before, the result of higher adjusted EBITDA, lower income taxes paid, and higher acquisition and other costs paid in Q4 2015 due mainly to the payment in full satisfaction of the judgment rendered in a litigation claim for satellite TV signal piracy as well as severance and integration costs relating to the privatization of Bell Aliant. This was largely offset by a higher voluntary contribution of $400 million made to post-employment benefit plans at the end of 2016 compared to $250 million at the end of 2015, and a decrease in working capital. BCE generated free cash flow of $923 million this quarter, a 0.8% increase from $916 million the year before, reflecting higher cash flows from operating activities and lower cash dividends paid on preferred shares as a result of the timing of payment, partly offset by higher capital expenditures. For full-year 2016, BCE’s cash flows from operating activities increased 5.9% to $6,643 million from $6,274 million in 2015, while free cash flow grew 7.6% to $3,226 million from $2,999 million.

In Q4 2016, BCE gained 112,393 net new wireless postpaid customers and reported a net loss of 24,470 prepaid subscribers; 35,905 net new Fibe TV customers and a net loss of 36,869 satellite TV customers; and the addition of 18,402 net new high-speed Internet customers. NAS line net losses totalled 100,630. At the end of 2016, BCE served a total of 8,468,872 wireless customers, up 2.7% from Q4 2015 (including 7,690,727 postpaid customers, an increase of 4.3%); total TV subscribers of 2,744,909, up 0.2% (including 1,337,944 Fibe TV customers, an

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increase of 13.1%); total high-speed Internet subscribers of 3,476,562, up 1.9%; and total NAS lines of 6,257,732, a decrease of 6.4%.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Wireless operating revenue growth accelerated this quarter, increasing 6.4% over Q4 2015 to $1,883 million on a 7.2% increase in service revenue to $1,702 million driven by a higher mix of postpaid subscribers in our customer base and strong year-over-year blended ARPU growth. Product revenue of $170 million was essentially unchanged compared to Q4 2015. For the full 2016 year, Bell Wireless operating revenue increased 4.1% to $7,159 million with service revenue growing 5.7% to $6,602 million. However, total product revenue in 2016 declined 12.7% to $515 million, despite a higher number of subscriber gross additions compared to 2015, due to lower average handset pricing reflecting the sustained high level of competitive promotional market activity throughout the year and fewer year-over-year customer upgrades.

Wireless adjusted EBITDA was up 5.1% to $674 million in Q4 on strong service revenue growth from an increased mix of higher-value postpaid subscribers in our overall customer base and price discipline. Service revenue margin decreased to 39.6% from 40.4% in Q4 2015, due to a $67 million year-over-year increase in total combined retention spending and subscriber acquisition costs, which drove operating cost growth of 7.1% in the quarter. For full-year 2016, adjusted EBITDA increased 6.2% to $3,003 million. Higher blended ARPU more than offset higher retention and subscriber acquisition costs, driving a 0.2 percentage-point increase in service margin to 45.5%.

  Postpaid gross additions totalled 434,008, up 11.9% over Q4 2015, reflecting increased market activity driven by richer promotions throughout the holiday period compared to last year; Bell’s continued leadership in mobile network speeds; and overall strong sales execution across all our channels. For full-year 2016, postpaid gross additions increased 5.2% to 1,408,030 from 1,338,141 in 2015.
  Postpaid net additions grew 23.1% to 112,393, from 91,308 in Q4 2015, the result of higher gross additions. For the full year 2016, postpaid net additions were up 18.8% to 315,311 from 265,369 in 2015, driven by higher gross additions and lower customer churn(4).
  Postpaid subscriber churn increased 0.07 percentage points to 1.45% this quarter, due to the seasonally higher level of aggressive promotional activity and the deactivation of low- ARPU customers resulting from the loss of a corporate contract. Postpaid churn in full-year 2016 improved 0.03 percentage points to 1.25%, reflecting greater overall market activity in 2015 due to the double cohort as well as the operational benefits stemming from continued investments in network speed and quality, customer retention, and service excellence.
  Bell Wireless postpaid customers totalled 7,690,727 at the end of 2016, a 4.3% increase over 2015. Total wireless customers grew 2.7% to 8,468,872. The percentage of postpaid subscribers with smartphones increased to 83% from 78% at the end of 2015, while the proportion of postpaid subscribers on LTE reached 81%, up from 68% a year earlier.
  Blended ARPU increased 4.7% to $66.69 in Q4, driven by a higher postpaid subscriber mix, a greater percentage of subscribers on higher-rate 2-year plans, increased data usage on our 4G LTE and LTE-A mobile networks, and pricing discipline. For full-year 2016, blended ARPU increased 3.8% to $65.46.

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  Cost of acquisition (COA)(4) was up 3.0% to $541 per subscriber in Q4, due to richer handset promotions in line with competitor offers, a higher sales mix of premium smartphones, more postpaid gross additions compared to last year, and higher handset costs due to the weak Canadian dollar. For full-year 2016, COA increased 5.8% to $494.
  Retention spending increased to 16.4% of wireless service revenue from 14.3% in Q4 2015, reflecting a higher mix of premium handset upgrades and more aggressive promotional market activity. Retention spending for full-year 2016 was 13.2% of total wireless service revenue.
  Bell’s LTE-A wireless network provided service to 73% of the Canadian population at the end of 2016 with data download speeds up to 260 megabits per second (Mbps) (expected average 18 to 74 Mbps). In addition, our Tri-band LTE-A service delivered download speeds of up to 335 Mbps (expected average 25 to 100 Mbps). This is complemented by a national 4G LTE mobile network that reached 97% of Canadians at the end of 2016 with download speeds ranging from 75 Mbps to 150 Mbps (expected average 12 to 40 Mbps).

Bell Wireline

Wireline operating revenue was down 0.8% to $3,137 million in Q4, impacted by lower wholesale revenue as a result of downward revisions to wholesale Internet tariffs by the CRTC and lower sales of international long distance minutes, as well as by a year-over-year decline in business customer spending on core connectivity services and data products reflecting slow economic growth and competitive pricing pressures.

This was moderated by the financial performance of Bell Wireline residential services, which delivered positive revenue growth in the quarter despite richer acquisition and retention discounts offered to match competitor promotional bundle offers, and the contribution of data centre operator Q9 Networks Inc. (Q9), which was acquired on October 3, 2016. Similarly, full-year 2016 wireline operating revenue decreased 1.3% to $12,104 million.

With increasing broadband scale and a 1.8% reduction in total operating costs driven by ongoing spending controls, fibre-related savings as well as customer service improvement and other operating efficiencies, wireline adjusted EBITDA grew 0.9% to $1,259 million in Q4, driving a 60 basis-point increase in margin to 40.1%.

For a second consecutive year in 2016, Bell Wireline delivered positive adjusted EBITDA growth, increasing 0.8% to $5,042 million and yielding a 0.9 percentage-point improvement in Bell’s North American-leading margin of 41.7%. This was enabled by a 2.7% year-over-year decline in operating costs, the result of integration synergies with Bell Aliant, cost savings from workforce restructuring initiatives undertaken at the end of 2015 and ongoing service improvement.

  Bell TV added 35,905 net new Fibe TV customers, compared to 74,092 in Q4 2015, reflecting limited new footprint expansion combined with the increasing maturity of established Fibe TV markets, fewer satellite TV customer migrations, and promotional bundle offers that were generally less rich than the year before. Fibe TV net additions totalled 155,153 in 2016 compared to 253,329 the year before. At the end of 2016, BCE served 1,337,944 Fibe TV subscribers, up 13.1% year over year.
  Satellite TV net customer losses were relatively stable this quarter at 36,869 compared to 36,306 in Q4 2015. For full-year 2016, Satellite TV net customer losses increased 1.9% to 148,740 from 145,949 in 2015, due to the cable competitors targeted acquisition offers in

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areas where IPTV service is not available. At the end of 2016, BCE had a combined total of 2,744,909 TV subscribers, compared to 2,738,496 at the end of 2015.

  High-speed Internet net additions totalled 18,402 this quarter, compared to 38,908 in Q4 2015. Despite strong year-over-year growth in new customer activations within our rapidly expanding fibre-to-the-home (FTTH) service footprint, total Internet net additions decreased as a result of higher residential customer churn due to more aggressive promotional bundle offers from the cable competitors and a higher volume of Bell customers with expired promotions as well as fewer wholesale subscriber activations.
  With full-year 2016 Internet net additions of 85,099 compared to 155,052 in 2015, BCE continued to build on its position as the leading Internet service provider in Canada with a high-speed Internet subscriber base of 3,476,562 at the end of 2016, up 1.9% over 2015.
  Bell’s broadband fibre footprint reached approximately 8.3 million homes and businesses at the end of 2016, including approximately 2.9 million fibre-to-the-premises (FTTP) locations.
  Wireline data revenue increased 2.9% to $1,916 million in Q4, driven by combined residential Internet and TV service revenue growth of 5.8% and strong 11.8% business service solutions growth reflecting the incremental financial contribution of Q9. This was partly offset by lower data product sales to large enterprise business customers due to the soft economy and the ongoing decline in legacy data services as business customers migrate to IP-based services and reduce overall communications spending. Similarly, full- year 2016 wireline data revenue increased 2.6% to $7,350 million.
  Residential NAS net losses increased 16.0% to 67,385, from 58,081 in Q4 2015, due to reduced pull-through from fewer year-over-year Fibe TV activations, aggressive competitor discounts on promotional service bundle offers and continued wireless and Internet-based technology substitution for local services. For full-year 2016, residential NAS net losses totalled 283,993, up 2.1% compared to 278,124 in 2015.
  Business NAS net losses improved 31.9% to 33,245 in Q4, from 48,829 the year before, due to improved small business performance as well as fewer large business customer deactivations and a reduction in business voice line conversions to IP-based services. Similarly, for full-year 2016, business NAS net losses were down 18.0% to 131,415 from 160,310 in 2015.
  Total NAS access lines at the end of 2016 totalled 6,257,732, or 6.4% lower than the year before, resulting in local and access revenue declines in Q4 and full-year 2016 of 6.1% and 5.6%, respectively, to $753 million and $3,089 million. Long distance revenue was down 12.7% to $178 million this quarter and 10.8% to $741 million in 2016 due to fewer NAS access lines and lower sales of international long distance minutes compared to 2015.

Bell Media

Media operating revenue grew 3.6% to $845 million, up from $816 million in Q4 2015. The increase was the result of higher subscriber revenue driven by the national expansion of The Movie Network (TMN) in March 2016 and continued growth in CraveTV and TV Everywhere GO streaming products.

Advertising revenue in Q4 was essentially unchanged compared to last year as declines in conventional TV, mainly reflecting the non-recurrence of revenue generated in Q4 2015 from the federal election and a soft radio advertising market, were offset by growth in outdoor

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advertising at Astral Out of Home (OOH) from acquisitions and new contract wins in 2016, and higher year-over-year revenues from Bell Media’s specialty entertainment and news channel services.

Media adjusted EBITDA increased 2.2% to $188 million, from $184 million in Q4 2015, due to higher year-over-year revenue that more than offset operating cost growth of 4.0% attributable to TMN’s national expansion, CraveTV content growth, and increased expenses at Astral OOH related to acquisitions and outdoor advertising contract wins over the past year.

For the full year 2016, operating revenues were up 3.6% to $3,081 million as operating costs increased 3.9%, resulting in adjusted EBITDA growth of 2.8% to $743 million.

  CTV was the #1 network for the 13th consecutive fall season among total viewers and all key adult demographics with 10 of the top 20 programs, more than all other Canadian networks combined.
  Bell Media’s English specialty and pay TV properties reached 82% of Canadian English specialty and pay TV viewers in the average week in Q4 and broadcast 12 of the top 20 programs among key adult viewers. Discovery remained the top entertainment specialty channel in primetime while TMN, Space, and Bravo all ranked in the top 10.
  Bell Media maintained its leadership position in Québec’s French-language market with audiences for specialty and pay TV reaching 77% of all TV viewers in the average week. Five of the top 10 specialty and pay channels among key viewers are Bell Media properties: RDS, Canal D, Super Écran, Canal Vie and Z.
  Total primetime viewership in Q4 for TSN was up 11% over last year, supported by higher average audiences for CFL, NFL and Toronto Raptors games and the MLS Cup playoffs, which produced the 3 most-watched MLS games in Canadian TV history and attracted 1.3 million viewers for the final game. During the quarter, TSN’s deal with MLS was extended for 5 years.
  The World Juniors final on January 5 was the most watched hockey broadcast on Canadian TV since 2015, attracting 5.2 million viewers on TSN and RDS.
  Bell Media continued to lead in Canadian digital media with monthly unique visitors in Q4 totalling 18.4 million, average monthly time spent of 961 million minutes, and 47.3 million average monthly videos served.
  Bell Media remained Canada's top radio broadcaster in Q4, reaching 17.1 million listeners who spent more than 77 million hours tuned in each week.
  On January 3, Bell Media acquired Cieslok Media, a specialist in large-format outdoor advertising in key urban areas. Expanding Astral Out of Home’s (OOH) digital presence, Cieslok is a premium out-of-home advertiser with 120 high-profile displays in Vancouver, Edmonton, Calgary, Montréal and Toronto, including Canada’s largest multimedia billboards at Yonge-Dundas Square. Astral OOH operates 30,000 advertising displays in Québec, Ontario, Alberta, Nova Scotia and BC.

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COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.7175 per common share, payable on April 15, 2017 to shareholders of record at the close of business on March 15, 2017.

OUTLOOK FOR 2017

Our 2017 business plan builds on the positive financial results and operating momentum we delivered in 2016 that reflected strong wireless profitability and postpaid subscriber activations, increasing broadband Internet and TV scale, improved media financial performance, as well as effective operating cost control and price discipline across all our operating segments and products.

BCE’s 2017 guidance targets are underpinned by continued progress in the execution of our 6 Strategic Imperatives and a favourable financial profile for all three Bell operating segments, with higher free cash flow generation providing a strong and stable foundation for the 5.1% increase in BCE’s annualized common share dividend for 2017 as well as continued significant capital investment in wireline and wireless network infrastructures to support future growth. These targets also reflect the confidence we have in continuing to successfully manage our wireless, wireline and media businesses within the context of a highly competitive and dynamic market.

Our 2016 guidance, 2016 results and financial guidance targets for 2017, which do not currently reflect the pending acquisition of MTS, are as follows:

	2016 Guidance	2016 Results	2017 Guidance
Revenue growth	1% – 3%	1.0%	1% – 2%
Adjusted EBITDA growth	2% – 4%	2.8%	1.5% – 2.5%
Capital intensity	approx. 17%	17.4%	approx. 17%
Adjusted EPS	$3.45 – $3.55	$3.46	$3.42 – $3.52
Free cash flow growth	approx. 4% – 12%	7.6%	approx. 3% – 7%
Annualized common dividend per share	$2.73	$2.73	$2.87
Dividend payout policy	65% – 75% of free cash flow	71.5% of free cash flow	65% – 75% of free cash flow

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q4 2016 results and 2017 financial guidance on Thursday, February 2 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-866-223-7781 or (416) 340-2216. A replay will be available for one week by dialing 1-800-408-3053 or (905) 694-9451 and entering pass code 2972315#.

A live audio webcast of the conference call will be available on BCE's website at: BCE Q4-2016 conference call. The mp3 file will be available for download on this page later in the day.

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NOTES

The information contained in this news release is unaudited.

(1)	The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and non-controlling interest (NCI). We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)
	Q4 2016		Q4 2015		2016		2015
	Total	Per share	Total	Per share	Total	Per share	Total	Per share
Net earnings attributable to common shareholders	657	0.75	496	0.58	2,894	3.33	2,526	2.98
Severance, acquisition and other costs	9	0.01	112	0.12	104	0.12	327	0.38
Net losses (gains) on investments	1	-	1	0.01	3	-	(21)	(0.02)
Early debt redemption costs	-	-	6	0.01	8	0.01	13	0.02
Adjusted net earnings	667	0.76	615	0.72	3,009	3.46	2,845	3.36

(2)	The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4 to BCE’s 2016 consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

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($ millions)
	Q4 2016	Q4 2015	2016	2015
Net earnings	699	542	3,087	2,730
Severance, acquisition and other costs	11	152	135	446
Depreciation	719	731	2,877	2,890
Amortization	165	136	631	530
Finance costs
Interest expense	225	226	888	909
Interest on post-employment benefits obligations	20	28	81	110
Other (expense) income	30	70	21	12
Income taxes	252	188	1,110	924
Adjusted EBITDA	2,121	2,073	8,788	8,551
BCE operating revenues	5,702	5,603	21,719	21,514
Adjusted EBITDA margin	37.2%	37.0%	40.5%	39.7%

(3)	The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions except per share amounts)
	Q4 2016	Q4 2015	2016	2015
Cash flows from operating activities	1,520	1,510	6,643	6,274
Capital expenditures	(993)	(958)	(3,771)	(3,626)
Cash dividends paid on preferred shares	(21)	(37)	(126)	(150)
Cash dividends paid by subsidiaries to non-controlling interest	(11)	(8)	(46)	(41)
Acquisition and other costs paid	28	159	126	292
Voluntary defined benefit pension plan contribution	400	250	400	250
Free cash flow	923	916	3,226	2,999

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(4)	We use ARPU, churn, COA and capital intensity to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2017 financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2017 annualized common share dividend and common share dividend payout policy, the expected timing and completion of BCE’s proposed acquisition of all of the issued and outstanding shares of MTS, our network deployment plans and related capital investments, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of February 2, 2017 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after February 2, 2017. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2017 financial results, as well as our objectives, strategic priorities and business outlook for 2017, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market and operational assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Gradual improvement in economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 2.1% in 2017
  Modest employment growth, as the overall level of business investment is expected to remain soft

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  Canadian dollar expected to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.
  A higher level of wireline and wireless competition in consumer, business and wholesale markets
  Higher but slowing wireless industry penetration and smartphone adoption
  Wireless industry pricing discipline maintained
  Soft advertising market expected due to variable demand, and escalating costs to secure TV programming

Assumptions Concerning our Bell Wireless Segment

  Maintain our market share of incumbent wireless postpaid subscriber activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates from price increases
  Completion of the LTE network buildout to 99% of the Canadian population and expansion of the LTE-A network coverage to approximately 83% of the Canadian population
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  Continued growth in residential IPTV and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors continue to intensify their focus on business customers
  Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  TV unbundling will not materially accelerate the downsizing of TV packages by customers
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers and reduction of traffic that is not on our network
  Softer wholesale financial performance due to a CRTC decision in October 2016 that significantly lowered capacity based billing rates for aggregated wholesale high speed Internet access services
  No other changes in regulations affecting our wireline business having material financial, operational or competitive consequences

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Assumptions Concerning our Bell Media Segment

  Higher year-over-year revenue, reflecting further CraveTV subscriber growth, The Movie Network’s national expansion that began in March 2016, and growth in outdoor advertising supported by acquisitions and new contract wins
  Operating cost growth driven by higher TV programming and sports broadcast rights costs, as well as continued investment in CraveTV content
  Continued scaling of CraveTV
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Increased revenue generation from monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

The foregoing assumptions, although considered reasonable by BCE on February 2, 2017, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2017 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2017 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts

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  the inability to protect our assets, including networks, IT systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information-based customer service strategies the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards security and data leakage exposure if security control protocols applicable to our cloud- based solutions are bypassed unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices

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  the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters the expected timing and completion of the proposed acquisition of MTS and of the proposed subsequent divestiture of certain postpaid wireless subscribers and dealer locations of MTS to TELUS Corporation are subject to closing conditions and other risks and uncertainties, and there can be no certainty that the anticipated benefits will be realized

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 2, 2017 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.

BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 2, 2017 is incorporated by reference into this news release.

For additional information, please refer to the February 2, 2017 presentation entitled “Q4 2016 Results & 2017 Financial Guidance Call” available on BCE’s website.

ABOUT BCE

Canada's largest communications company, BCE provides broadband wireless, TV, Internet and business communication services from Bell Canada and Bell Aliant. Bell Media is Canada's premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let's Talk Day and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

 Investor inquiries:

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

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